Fraser Trebilcock Davis & Dunlap, P.C.
Lawyers

PETER L. DUNLAP3
DOUGLAS J. AUSTIN
MICHAEL E. CAVANAUGH9
JOHN J. LOOSE
DAVID E.S. MARVIN4
STEPHEN L. BURLINGAME
DARRELL A. LINDMAN
IRIS K. LINDER
GARY C. ROGERS
MARK A. BUSH
MICHAEL H. PERRY
BRANDON W. ZUK
MICHAEL C. LEVINE
THOMAS J. WATERS
MARK R. FOX2, 4
MICHAEL S. ASHTON
H. KIRBY ALBRIGHT
GRAHAM K. CRABTREE
MICHAEL P. DONNELLY
EDWARD J. CASTELLANI5
NAN ELIZABETH CASEY

PETER D. HOUK1
JONATHAN E. RAVEN
THADDEUS E. MORGAN
ANNE BAGNO WIDLAK
ANITA G. FOX4
ELIZABETH H. LATCHANA
TODD D. CHAMBERLAIN
RYAN M. WILSON
KENNETH S. WILSON2
ROBERT B. NELSON
BRIAN P. MORLEY6
MARY M. MOYNE8
JOHN D. MILLER7
TONI L. HARRIS8
RYAN K. KAUFFMAN
KATHERINE A. WEED
JENNIFER UTTER HESTON
NICOLE L. PROULX
VINCENT M. PECORA
G. ALAN WALLACE
AZIZA N. YULDASHEVA

124 WEST ALLEGAN STREET, SUITE 1000 LANSING, MICHIGAN 48933 TELEPHONE (517) 482-5800 FACSIMILE (517) 482-0887 website www.fraserlawfirm.com November 1, 2007
DETROIT OFFICE
TELEPHONE (313) 237-7300
FACSIMILE (313) 961-1651

archie c. fraser
(1902-1998)
everett r. trebilcock
(1918-2002)
james r. davis
(1918-2005)

retired
donald a. hines
ronald r. pentecost

1RETIRED CIRCUIT JUDGE
2ALSO LICENSED IN FLORIDA
3ALSO LICENSED IN COLORADO
4ALSO LICENSED IN DISTRICT OF COLUMBIA
5ALSO CERTIFIED PUBLIC ACCOUNTANT
6ALSO LICENSED IN NORTH CAROLINA
7ALSO LICENSED IN GEORGIA
8ALSO LICENSED BY U.S. PATENT AND TRADEMARK OFFICE
9ALSO LICENSED IN OHIO

E-mail:  ilinder@fraserlawfirm.com
DID:  517-377-0803

VIA EDGAR CORRESPONDENCE

Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street NE
Washington, DC 20549

RE:	Aurora Oil & Gas Corporation (the "Issuer")
Post Effective Amendment to Registration Statement No. 333-129695
Post Effective Amendment to Registration Statement No. 333-130769

Dear Division Representative:

On October 31, 2007, we filed a Post Effective Amendment to Registration Statement No. 333-129695, and on November 1, 2007 we filed a Post Effective Amendment to Registration Statement No. 333-130769.

The registration statements are for shelf registrations for the resale of securities that were initially issued by the Issuer in private offering transactions in 2005. Not all of the shares issued in these private transactions have yet been sold, and we seek to maintain the effectiveness of the registration statements for our contractually committed period of time.

The Post Effective Amendments to the Registration Statements as filed incorporate the information from the Issuer's 2007 '34 Act filings. We have, however, maintained the existing information from the registration statements for the sections on selling security holders and plan of distribution, as modified to reflect changes from last year.

We would like the foregoing Post Effective Amendments to be declared effective before November 14, 2007, so as not to interfere with the Issuer's filing of its third quarter Form 10-Q.

Securities & Exchange Commission
November 1, 2007

Please let me know if you have any questions, or what we can do to expedite the review of these Post Effective Amendments. I do not believe that they should require much commitment of time on the part of your staff.

Very truly yours,

FRASER TREBILCOCK DAVIS & DUNLAP, P.C.

/s/ Iris K. Linder

Iris K. Linder

IKL/blv
Enclosure

cc: Barb Lawson